

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33131

> **Re: ShiftPixy, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed March 18, 2022**
> **File No. 333-259619**

Dear Mr. Absher:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-3 filed March 18, 2022

General

1. We note your response to the third and fourth bullets of comment 1, but we are unable to identify where in your disclosure these matters have been addressed. In the risk disclosure regarding the Company's investment company status, please add precise and explicit discussion of:

    - The Company's belief that it is relying on the temporary safe harbor for transient investment companies in Rule 3a-2 of the Investment Company Act of 1940, including the reasons for its reliance on that rule. In your revised disclosure, please specifically identify the Company's belief that it holds investment securities having a value exceeding 40% of the Company's total assets, exclusive of Government securities and cash items.

- The Company's belief that it "initially exceeded the 40% Threshold on October 19, 2021 . . . ." In your revised disclosure, please specifically (i) identify such date as the date that you believe began the one-year safe harbor for transient investment companies under Rule 3a-2(b) and (ii) discuss your reasons for identifying this date, rather than an earlier date, as the beginning of the one-year period under Rule 3a-2(b), including, for example, your belief that "prior to pricing of IHC's IPO on October 19, 2021 . . . the fair market value of the IHC founder shares owned by the Company had significantly less value than $10.00 per unit."

- The requirement that, as a condition of the Company's reliance on Rule 3a-2, the Company have a bona fide intent to be engaged primarily, as soon as is reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities. In your revised disclosure, please specifically identify (i) the company's intent to "sell the IHC founder shares or dividend the IHC founder shares to the Company's shareholders by October 19, 2022 . . . " in order to comply with Rule 3a-2 and (ii) the risk that the acquisition of additional investment securities, including potentially as a result of making working capital loans to IHC, could be viewed as business activities inconsistent with this requirement.

2. We note, in the risk disclosure regarding the Company's investment company status, your statement that "[o]ur business will be to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long-term." Please (i) clarify whether this statement describes the Company's business or IHC's and (ii) reconcile with the statements you make elsewhere in your disclosure that you "expect IHC to operate as a separately managed, publicly traded entity following the completion of its IBC . . . ."

3.   We note your response to comment 2 and have the following comments:

- We note that your response references the disclosure in the Form 10-K. However, we are not able to locate any such disclosure relating to the NFTs. Please provide us with a materially complete description of the loyalty rewards program, including who will create the NFTs, the circumstances under which the NFTs will be issued, and the role of the NFTs in the program. In responding to this comment please explain the relationship between the NFTs and the rewards, in particular whether any reward is based on or otherwise determined by reference to the NFTs. For example, is an NFT merely a means of accessing the online games or is there some other relationship between the NFTs and the rewards.

- Please include in your response a copy of the terms of use with respect to the NFTs.

- Please clarify whether and to what extent the NFTs may be monetized, whether through sale, exchange, redemption, or other transfer. In this regard, we note the disclosure on your website indicating that the NFTs will be transferable through secondary markets. Please also clarify whether the company may repurchase or otherwise reacquire the NFTs.

- Please revise your legal analysis to the extent necessary based on your responses to the above comments.

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ivan Blumenthal